Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

(Commission File No. 001-12534)

This filing consists of a transcript of a presentation discussing the proposed business combination between Encana Corporation (“Encana”) and Newfield Exploration Company and Encana’s third quarter 2018 results.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Encana and Newfield that will also constitute a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website or by contacting investor relations.

Participants in the Merger Solicitation

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This communication contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: becoming a leading multi-basin company; timing of closing of the transaction; the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied; anticipated benefits from the transaction; Encana’s intent to raise its dividend and increase its share buyback following closing; Encana’s position relative to peers; anticipated production and commodity mix; anticipated 2019 net debt to EBITDA; anticipated synergies; expectation that the transaction is accretive to all metrics in Encana’s five-year plan; number of risked well locations and unrisked resource; and benefits of a multi-basin portfolio. Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s corporate guidance and five-year plan; ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; data contained in key modeling statistics; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; risks inherent in Encana’s corporate guidance and five-year plan; failure to achieve cost and efficiency initiatives; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this news release are expressly qualified by these cautionary statements.

Raw Transcript

01-Nov-2018

Encana Corp. (ECA)

Q3 2018 Earnings Call

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

CORPORATE PARTICIPANTS

Corey D. Code	Sherri A. Brillon
Vice President, Investor Relations, Encana Corp.	Chief Financial Officer and Executive Vice President

Douglas James Suttles
President, Chief Executive Officer & Director, Encana Corp.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and thank you for standing by. Welcome to Encana Corporation’s Third Quarter Results Conference Call. As a reminder today’s call is being recorded. At this time all participants are in a listen-only mode. Following the presentation we will conduct a question-and-answer session. [Operator Instructions] For members of the media in attending in a listen-only mode today, you may quote statements made by any of the Encana representatives. However members of the media who wish to quote others who are speaking on this call today, we advise you to contact those individuals directly to obtain their consent. Please be advised that this conference call may be recorded or rebroadcast without the express consent of Encana Corporation. I would now like to turn the conference call over to Corey Code, Vice President of Investor Relations. Please go ahead, Mr. Code.

Corey D. Code

Vice President, Investor Relations, Encana Corp.

Thank you, operator, and welcome, everyone, to our conference call to discuss our strategic combination with Newfield and our third quarter results. This call is being webcast and the slides are available on our website at Encana.com. Before we get started, please take note of the advisory regarding forward-looking statements in the news release and at the end of our webcast slides. Further advisory information is contained in our annual report and other disclosure documents filed on CDAR and EDGAR. I also with to highlight that Encana prepares its financial statement in accordance with U.S. GAAP and reports its financial results in U.S. dollars, so references to dollars mean U.S. dollars, and the reserves, resources, and production information are after royalties unless otherwise noted.

I will now turn the call over to Doug Suttles, Encana’s President and CEO, to explain why we think this is such a great transaction for Encana. We will then open the call up for Q&As.

Douglas James Suttles

President, Chief Executive Officer & Director, Encana Corp.

Thanks, Corey. We are excited to talk to you today about the strategic combination between Encana and Newfield. This transaction creates a leading North American unconventional company. It is consistent with our multi-basin strategy focused on the best parts of the best basins and is accretive to our plan. The STACK and SCOOP adds a third material, high-quality asset to our compliment of high-quality positions in the Permian and the Montney. Our confident in the combined entity enables us to commit to an increased return of capital to shareholders. Post closing we plan to increase our dividend by 25% and upsize our share buyback from $400 million to $1.5 billion for 2019.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

The combination of Encana’s and Newfield’s assets creates North America’s number two largest unconventional company. On a combined basis we see significant opportunities for efficiencies and synergies. We expect to apply our multi-basin model, deploying rapid learning and innovation, to further drive efficiencies in the STACK and SCOOP. The strong liquids production from Newfield further builds on our focus to grow liquids. Our balance sheet gets even stronger, and our increased scale will benefit all of our assets and our corporate returns.

Over the past five years since our strategy launch, we have transformed Encana to a company focused on generating quality returns. Last year we outlined a compelling five-year plan that showed considerable cash flow growth, improved returns, and balance sheet strength. This transaction is consistent with our multi-basin strategy and accretive to that plan. Following the close of this transaction, we plan to accelerate return of capital to shareholders through an expanded buyback program of $1.5 billion as well the 25% increase to our dividend.

The combined company improves our multi-basin advantage. Being a multi-basin company means that we have flexible and dynamic capital allocation, rapid learning transfer across our plays, and continuous innovation and improvement. Our cube approach looks to maximize the value of our acreage, and we are excited to deploy these learnings in the STACK and SCOOP. We are confident we can generate significant improvements in cycle time, reduce cost, and improve resource recovery through advanced coalitions, just like we have accomplished in our other assets. This combination unlocks clear and achievable synergies in both G&A costs and through cube development of scale. The balance sheet becomes bigger and remains strong. This transaction is accretive to our five-year plan and enhances our liquids mix.

We know that being in the best rocks is critical to long-term success, and this philosophy is one of the core elements of our strategy. A third-party evaluation of half-cycle breakevens demonstrates the low cost and competitive nature of our plays. The STACK/SCOOP clearly competes with the other assets in Encana’s portfolio with half-cycle breakevens in the mid to high $30 range. Today’s announcement further supports our strategy of positioning ourselves in the core of North America’s premier unconventional plays. Approximately 80% of our combined production will come from some of the best, large scale, low cost basins, the Permian, STACK/SCOOP, and Montney. Our large contiguous acreage positions in each of these basins allows us to apply the cube to develop efficiently at scale.

The STACK/SCOOP is a world class resource. The Newfield position contains an estimated 3 billion barrels of oil equivalent of net [indiscernible] resource in place. This large contiguous acreage position in the STACK/SCOOP encompasses the best parts of the play. The Newfield position includes approximately 360,000 net acres, and 6,000 gross risk locations. In the third quarter production from the asset was 144,000 barrels of oil equivalent per day, and 60% of that production was high-value liquids.

In the stack the acreage is focused in the southwest part of Kingfisher County. We view this as the sweet spot of the play as it combines some of the thickest, highest quality reservoir with the high value fluids in the oil window. To this point, development in the stack has been primarily focused on one and two oil pads for delineation and land retention. The play’s in the early innings of full field development, with only a handful of pilots testing full scale spacing and stacking configurations. This is where Encana’s expertise with the cube will add value by delivering commercial, full field development at scale.

The STACK/SCOOP lends itself to cube development. The reservoir’s thick and laterally extensive. With reservoir thickness up to 650 feet in the core of the stack, we see at least two to four target benches across the position. The majority of the lands are in the high-value oil window. In the STACK the [indiscernible] is the primary target, with additional stack potential in the underlying can [ph] of Woodford. In the scoop, the Woodford shale is the primary target, with additional upside in the springer. The reservoir is over pressured, which enhances well productivity. In the core of the play we see initial well rights of 1,000 to 3,000 barrels a day. This strong deliverability competes with the best wells in North America.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

The combination of the Encana and Newfield positions delivers immediate scale by creating the second largest producer of unconventional resources in North America. The multibasin portfolio provides a powerful competitive advantage, helping to manage risk, providing optionality to direct our capital to the highest margin opportunities, and transfer learnings across the business. With this transaction, growth at Encana will be anchored by large, premium positions in the oil and liquids weighted Permian, STACK/SCOOP, and Montney. The Eagle Ford, Willesden, and Duvernay will further support value by generating significant free operating cash flow.

Our cube development approach is the next phase of commercial development in the STACK/SCOOP. We have established a track record of deploying cube development to enhance efficiencies, reduce cycle times, and improve well returns. Our larger pad sizes and deployment of multiple drilling rigs in multiple completion crews keep cycle times short and delivers economy of scale that reduce per-well cost. Through our integrated supply chain strategy, we work to optimize the supply chain, self-sourcing sand, water, and chemicals. Combining this with our relentless focus on efficiency, we expect to capture significant savings of approximately $1 million per well or $125 million per year.

At Encana we are proud of our culture of innovation that we have throughout our organization. Across our plays we have consistently demonstrated improving operating performance. When we entered the Permian in 2014, drill times were approximately 25 days per well. Today we drill considerably longer laterals in about 12 days. This improvement didn’t happen by accident. Across our operations we are continually testing and adopting new technologies, sharing learnings across our multi-basin portfolio, and using a data-driven approach to optimize everything from drilling parameters, to compressor set points, to reservoir targeting. We intend to bring the same technical rigor and culture of innovation to drive performance in the STACK.

Over the last two years our asset teams have been working to optimize our completion designs. Across all of our plays we have seen repeatable success by pumping fine-grained proppants in clean fluids with tight cluster spacing. We believe this combination keeps frac energy close to the wellbore, where it generates the most complex fracture networks. This has resulted in significant production uplift across our portfolio. We expect the application of advanced completions in the STACK/SCOOP will add further upside to the play. We expect about 30% of the improvement will come from reduced cycle times, through improved drilling performance, fewer rig moves, and the application of our sophisticated planning and logistics processes. An additional 30% of the savings will stem from the efficiencies associated with multiwell [ph] pad drilling.

Shared services, economy of scale, and the rapid transfer of learnings will drive these improvements. We see further opportunities to reduce well costs through our supply chain management team. Our self-source commodities, including sand, water, chemicals, and innovative arrangements with our service providers will help to drive another 20% reduction in cost. Finally the upside associated with advanced completions will add an additional 10% efficiencies. Beyond he synergies associated with cube development we expect to capture an additional $125 million of efficiencies through reduced G&A. In total, we expect this transaction to deliver about $250 million of annual synergies. A compelling $1 billion in savings over the next four years. We intend to hit our projected run rate synergies in the second half of 2019. We are confident in our ability to deliver these synergies. I’ll now turn the call over the Sherry who will briefly touch on the debt and credit implications of this transaction.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

Sherri A. Brillon

Chief Financial Officer and Executive Vice President

Thank you, Doug. The transaction is credit positive with additional scale in production and reserves and is aligned with our leveraged target. We expect that our leverage will continue to be on track with mid-cycle leverage targets as we expect our net debt to adjust EBITA to be at approximately 1.5 times at year-end 2019. The increase in our planned return of capital to shareholders to-date is a strong message about our commitment to shareholder returns, disciplined capital allocation, and the confidence in the combined business. We are expecting that this additional dividend and share buyback will be completed with cash on hand as well as on-going free cash flow from a strong business.

Maintaining a strong balance sheet and favorable liquidity position enable us to weather price volatility and deliver competitive corporate returns across the business cycle. Our pro forma debt has a well disbursed maturity profile that has a weighted average term of about 10 years. We will also continue to have significantly liquidities with access to $4 billion on our existing undrawn credit facility. I’ll turn the call back to Doug.

Douglas James Suttles

President, Chief Executive Officer & Director, Encana Corp.

Thanks, Sherri. This acquisition aligns with Encana’s core competencies and resource identification, operational excellence, capital allocation, and market fundamentals. We believe these core competencies are what gives us a competitive advantage and they will enable us to maximize the value of the acquired assets. We believe there is real value in having a focused multi-basin portfolio. Having multiple core positions gives us a tremendous advantage when it comes to managing risks related to market access and infrastructure. It gives us enormous flexibility and the opportunity to redirect capital as required. Innovating quickly and scale success across multiple plays. We have established a strong track record as an operator who excels at execution at scale. Our cube development approach and our advanced completion designs bring together learnings from across our diverse asset base and will add significant value to the development of this fantastic asset base. I often talk about the importance of being in the best rocks and how important this is to sustainable success. This acquisition is the direct outcome of our detailed technical analysis of the Anadarko Basin and our belief that the acreage assembled by the Newfield team is in the very heart of this prolific oil play.

The great thing about being in the core of the best plays is that they improve over time. We expect the same outcome from the stack and the scoot. Our focus on market fundamentals enables us to maximize our realized prices, enhance our margins, and manage market risk. Our view of market fundamentals informed and supported our decision to enter the Anadarko Basin. Its close proximity to liquids markets hubs contributes to higher net backs and reduces market risk.

While today is an exciting day to discuss the transaction with Newfield, we also want to point out just how well our underlying business is performing, both operationally and financially. We are executing on our 2018 plan, delivering efficient growth, strong financial results, and growing oil and condensate production through the second half of the year. Our third quarter performance builds on our track record of consistent delivery.

We expect to deliver approximately 30% year-over-year production growth and to generate free cash flow in 2018 one year earlier than planned. Our cash flow continues to grow through a combination of increased liquids mix, our focus on driving efficiency, and our approach to maximizing realized prices. This means that higher commodity prices translate into higher margins, not higher cost. At $16.93 per BOE, our third quarter cash flow margin was up over 60% compared to the same period one year ago.

We are an operator that excels at execution at scale. Our liquids volumes grew an impressive 15% in the quarter and are continuing to grow in the fourth quarter. Our cube development approach is yielding strong results in the Permian where production was 99,000 barrels oil equivalent per day in the third quarter and is on track to average over 100,000 barrels a day in the fourth quarter. We are also very pleased with our cubes in the Montney where liquids production grew 23% during the quarter and remains on track to average between 55,000 and 65,000 barrels a day in the fourth quarter. We are currently producing about 55,000 barrels a day of liquids in the Montney.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

The Pipestone Liquids Hub came on late in the third quarter ahead of schedule, providing further confidence in our ability to deliver on Q4 targets.

Our marketing strategy continues to enhance our margins. Once again the realized prices we received in the third quarter for our Permian oil and Canadian gas volumes were well in excess of the respective benchmark prices. The combination of firm physical transport and financial basis hedging gives us confidence in our ability to achieve our growth plans while maximizing our margins. Across the portfolio we are seeing the benefits of scale in our relentless focus on efficiency. Our third quarter per unit LOE and T&P expenses were both down significantly. We are carrying significant momentum into the year as we continue to grow liquids volumes and generate free cash flow.

I’ll now turn the call back over to Sherri who will discuss our financial results.

Sherri A. Brillon

Chief Financial Officer and Executive Vice President

Thanks, Doug. We are very pleased with our results year to date. Our disciplined focus on growing high value liquids production, maximizing realized prices, and driving efficiencies continues to expand our margins. At the time of our second quarter conference call, we increased our full year 2018 cash flow margin to $16 per BOE, up from our previous target of $14 per BOE. Our cash flow margin was $16.93 per BOE in Q3, giving us a high degree of confidence that we can deliver on that target. As Doug mentioned, we generated $66 million in free cash flow in the third quarter, and expect to generate additional free cash flow in the fourth quarter. With the strong performance that we’ve seen across the entire portfolio, we expect that each core asset will be free operating cash flow positive for the year.

Our balance sheet also remains in great shape. Our leverage ratio fell to 1.6 times at the end of the quarter. With the expected closing of our San Juan disposition by the end of the fourth quarter, we now expect to come in below our target of 1.5 times net debt to adjusted EBITDA by year-end. Solid operational performance across the portfolio and an increasingly oil and condensate-focused development program drove a 15% increase in liquids production this quarter. More than 75% of our liquids production was higher value oil and condensate. Our total company liquids mix also continues to improve. In the third quarter, liquids accounted for 47% of total production. A relentless focus on efficiency and greater scale is driving our per unit costs down. Compared to last quarter, our per unit operating cost and our T&P costs were down 10% and 9%, respectively. All of this contributes to margin expansion and cash flow growth.

We issued an update to our 2018 guidance this morning with a couple of minor adjustments. We now expect our full year transportation and processing cost to be about $25 million lower than our original guidance. As a result, we are lowering our T&P guidance range to 720 to 740 per BOE.

Operating and administrative costs are expected to fall within their respective guidance ranges. We are forecasting full year capital of $2 billion. This reflects $55 million of capital associated with divested assets, the San Juan and the Pipestone liquids hub. This capital will be recovered at divestiture proceeds. It also reflects higher diesel costs, steel tariff, and delays in local sand delivery in the Eagle Ford, which have been resolved.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

We remain confident in our ability to achieve our 2018 plan, and we expect to finish the year strong, positioning us well for 2019. I’ll now turn the call back to Doug.

Douglas James Suttles

President, Chief Executive Officer & Director, Encana Corp.

Thanks, Sherri.

We have completed a very strong third quarter, and we’re well positioned to deliver on our 2018 objectives. Our 3Q results may be over shadowed by today’s excited announcement, but they should not be overlooked. This transaction is consistent with our strategy of being in the best rocks, and the best basins, our focus on growing liquids, and increasing return of capital to shareholders. Thanks for joining us on the call and we’d now be happy to take your questions.

Operator: [Operator Instructions] We will now begin the question-and-answer session and go to the first caller.

Your first question comes from Greg Pardy with RBC Capital Markets. Your line is open.

Greg Pardy	Q

Thanks. Thanks, good morning. Doug, what’s the plan for the balance of the Newfield portfolio outside of the STACK/SCOOP?

Douglas James Suttles President, Chief Executive Officer & Director, Encana Corp.	A

Yeah. Hi, Greg. I think the thing hopefully everyone recognizes and acknowledges is that we’ve always had a very focused approach to portfolio. Clearly what we have now with this combination with Newfield is large contiguous positions in three of the best plays in North America. As I mentioned on the call, if you think about the Duvernay, the Willesden, and the Eagle Ford, these are high quality plays, they’re free cash generating assets. But the growth in the business is clearly going to be focused in those core three plays.

Greg Pardy	Q

Okay. So when you think about those, and I don’t want to push you too far here, but I mean in the past you’ve looked at dispose [ph] of stuff that was not core if you could, or as you say you run them for free cash. I’m assuming both options are open on the balance?

Douglas James Suttles President, Chief Executive Officer & Director, Encana Corp.	A

Yeah, Greg. Yeah I think we never like to comment on the future of the portfolio, other than just say I think the direction is always very clear. We’re very focused and disciplined about capital allocation. And even though those other three assets are very high quality, they are in the core of the core of those basins, obviously they have much more limited scale. Where the places we have real scale are the Permian, the STACK/SCOOP, and the Montney.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

Greg Pardy	Q

Okay. Perfect. And just the follow up for me is the questions coming up from clients this morning. As opposed to getting into a new play, why not have extended your footprint in the Permian in areas that you’re concentrated and know well?

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. A couple of things just to say there, Greg. And it’s an expected question. Is that we have this belief that you have to be in the right rocks. And not only that, you have to be in the best parts of the right rocks. So we constantly look at North America, we’ve been studying this basin for over five years. We’ve been watching it carefully, we think it’s great value. We think it’s absolutely ripe for the way that we approach development. But we are also multi-basin, we don’t want to be in one or two, we want to be in a limited number. We think this fits with this.

I mean, the stacked scoop, I think, has got tremendous opportunity here. You’re up to 150 million barrels per section of hydrocarbons. It’s oil. I mean, the Newfield team, which has got this great track record dating all the way back to Joe Foster [ph] , has assembled an incredible acreage position in the oil window and it’s over- pressured. So we think this is absolutely ripe for what we’ve learned in developing across plays. And as a reminder, all we do is unconventionals. That’s all this company does, we think we’re good at it, we think we’re good at identifying the right rocks and knowing how to develop those. And knowing how to actually market the products well.

Greg Pardy	Q

Perfect. Thank, Doug.

Operator: Your next question comes from Randy Ollenberger with BMO Capital Markets. Your line is open.

Randy Ollenberger	Q

Hi, Doug. Just building a little bit on Greg’s questions, I guess. And this is just around how we think about capital allocation going forward here. Do you see the scoop stack as representing the most potential upside? And so we should think about you steering your capital towards that play in the short term? And maybe spending a little bit less in the Montney and some of the other places?

Douglas James Suttles President, Chief Executive Officer & Director, Encana Corp.	A

Yeah. Randy, it’s just a bit early to talk about the exact distribution of the capital across the assets. And just on that, we would expect to guide the 2019 in conjunction with closing, which we expect to be in the first quarter. We’re going to be working that hard and obviously working to optimize that budget for next year. But I’d say a few things. Number one is this business will generate free cash in 2019. Number two is as we’ve demonstrated today, we are going to return additional capital to shareholders. We obviously have had a dividend for quite a long time. This year we’ve been buying shares back and we’ve expanded the dividend and the buyback program significantly in 2019. But we do think it will compete for a large amount of capital. We think the three plays will obviously be the biggest piece. But as a reminder, we’re getting through the period of big growth in the Montney.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

We’ve been filling up those facilities we’ve built in partner with people like Veresen and Keyera, which means that that capital will be more levelling out, I expect, as we go to 2019. And also the carry we have with Mitsubishi actually rolls off next year as well, which will affect that. But we’ll come back to this, but I expect it to receive a reasonable amount of capital next year.

Randy Ollenberger	Q

And just one last one, again kind of building on the discussion. So I know you’re not going to talk about potential dispositions, but will you still have the criteria whereby if you really can’t see a pathway to getting to 50,000 BOEs a day, it sort of falls into the disposition candidate bucket?

A

Yeah. Greg [ph] , we’ve always been clear about this, that it doesn’t make sense for us to focus growth in an asset that can’t achieve at least 50,000 barrels a day. We don’t think they can actually create the benefits that we get with the things we do with development. So that obviously plays into our thinking. I’d just highlight, though, if you look at our Eagle Ford asset, it’s about 50,000 barrels a day, been there for a while, gotten better every single year, and generates free cash. So that’s one of the ways we think about these. Clearly every asset has to generate significant value and the areas that don’t have the same growth need to be mainly focused on free cash generation.

Randy Ollenberger	Q

Thanks, Doug.

Operator: Your next question comes from Brian Singer with Goldman Sachs. Your line is open.

Brian Singer	Q

Thank you. Good morning.

A

Morning, Brian.

Brian Singer	Q

Can you talk to the importance of this deal specifically to what you’re doing on the dividend and share repurchase side? Arguably the legacy assets were going to be driving a step up in free cash flow that could have sourced some, if not all, but maybe that’s why I wanted you to comment on a little bit.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Yeah. Brian, I think couple of things. One is, we are in a commodity business that has volatility in the prices of our products. And I think what we demonstrated this year in 2018, that return of capital was part of our program. And of course we committed to the $400 million buyback program this year. As we look out to next year, with this combination with Newfield, we have a lot of confidence of how this business will perform, which gave us the confidence out now and expand that buyback program up to $1.5 billion and expand the dividend. Because we are a commodity business, we think we have to look at that every single year and just see how, in particular, the commodity is performing. But we do believe we have built a business which at modest commodity prices generates free cash and has growth.

Brian Singer	Q

Great. Thanks. And then my follow-up is on the Newfield assets and then your strategy with them. We’ve gotten questions from investors over the years on just the pace of Newfield’s Anadarko Basin oil growth relative to the CapEx invested. And obviously oil’s not the only source in a cash flow stream, but how important is accelerating Anadarko Basin oil growth to the overall value proposition for Encana? And if we think about your value add from integrating cube strategies, et cetera, to what degree will that $250 million in synergy number be driven by revenue growth from a differentiated oil mix, just more BOE a day or the same CapEx or lower CapEx and operating costs via cost efficiencies?

A

Yeah, Brian. I think the Newfield team people should acknowledge what they’ve done. They’ve created what we think is the premier position in the basin. They’ve had a very disciplined approach to appraising the play and also retaining land, which I think has been what’s driven their program the last couple years and I think it’s just ready to, if you will, take off into the development mode, which makes it ripe I think for many of the things we do in our other plays.

When we talk about synergies, those are just upsides to the things you mentioned and what we see here. I mean the G&A piece is very clear. We tried to outline that in one of the slides. And then on the capital cost savings, we actually think by applying some of the things we do, some of the things we do with supply chain, self-sourcing, some of the things we do with water, some of the things we do with multi-rig, multi-frack spreads on large pads, we think we can improve cost by about $1 million a well and get at that in 2019.

Further upsides are going to come from other benefits from that, but those two things we think are very clear, we have line of sight to, we’ll be working on at day one, which helps with the free cash generation of the business. And of course, as we prove that to be true, that will also feature into the conversation about how we allocated capital.

Brian Singer	Q

Great. Thank you.

Operator: The next question comes from Josh Silverstein with Wolfe Research. Your line is open.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A
Hey, Josh. We can’t hear you.

Operator: Josh, your line is open.

John Silverstein	Q

Hey, guys. Good morning. Sorry about that. One of the keys for Newfield for us was them hitting the inflection point in oil growth, just following up on the previous question. It seemed like per Newfield that was slated to come in the second quarter or the third quarter of 2019 and I just wanted to see if that’s what you guys were still seeing based on their move towards large-scale development.

A

Well I think it is set to take off in 2019. Exactly what quarter is a little early to say that. But I think we agree with them that this thing is ready now to go into large-scale development mode, and to get the efficiencies from that. Also we see opportunities here with some of the things we’ve learned around completion design and other plays, and we’re believe we can apply those which could create additional upside here. But it looks like 19 is the take off point, exactly which quarter we’ll have to obviously work through as we work through our budget process with them.

John Silverstein	Q

And they were clearly going much more heavily towards the stack development play relative to elsewhere in the basin. Is that how you guys think your capital allocated will be too?

A

Well if you look at their acreage footprint, the place that it’s most significant is in that southwest Kingfisher County area, which is really the heart of the over pressured oil window in the stack. So that makes a lot of sense. There is quality acreage elsewhere down in the scoop, and then they have positions even in the northwest extension. But the really core of it is in southwest Kingfisher County as well. So that feels like the place that’s right for development today.

John Silverstein	Q

Got it. And then just going back on the other opportunities that were in front of you guys, how different was this deal versus a Midland transaction that might have been done at 30,000 or 40,000 per net acre, it’s something that may have spit off cash flow, free cash flow a year or two from now? Were there other opportunities available like that because it seems like there are packages in the Midland Basin relative to this [indiscernible] transaction?

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Well Josh, one thing we’ve said continuously is that we’ve intended to build a company that can generate quality returns at the corporate level through the cycle. We’ve also said that anything and everything we do needs to be accretive to our five year plan, and the core measure in that five year plan is cash flow per share. We think that fits that. We think this is at the right stage. I would point out when we entered the Midland Basin it was at the very very early days of moving toward horizontal development. When we entered with Athlon I think there were 17 wells, horizontal wells drilled at that point. It was somewhere around 28,000 barrels a day, as we talked to just today we’re at 100 now, and it was ripe for taking off into real large scale growth. We think the stack and the scoop are exactly that same point in time today.

John Silverstein	Q

Great. Thanks, guys.

Operator: Next question comes from Dennis Fong with Canaccord Genuity. Your line is open.

Dennis Fong	Q

Good morning, guys.

A

Morning.

Dennis Fong	Q

And just quickly here, in the past you’ve kind of indicated that your belief of kind of four to seven core assets as being kind of the quote, unquote right number of kind of optionality within the context of the portfolio. Not specifically around kind of asset acquisitions but, given that you’re a three right now of what I would maybe characterize as core assets that you are willing to allocate a significant amount of capital towards. How should I think about even the other places you currently have? Which are less, are attracting less capital on the net basis.

A

Yeah, Dennis, you know I think as we mentioned that and couple of people have already highlighted, on the call that we think what we’re good at is identifying high quality resource and then developing it at scale. So that’s what plays into this. We also believe strongly that the best approach is multi-basin. But we also believe it has to be focused so it can’t be too many because one of the things we pride ourselves on is our cost structure. We keep it low, we think it’s tied back to strategy, and focus.

So, if you look at this, we now have, we had two assets with real scale and running room in them and growth potential in the Permian and the Montney, this gives us a third one. We have three very high quality but obviously assets with less running room and growth potential in them and with this combination that’s actually the Duvernay, the Willisden, and the Eagle Ford. And, what we’d say is today those assets will be focused on free cash generation, continue to drive performance, drill better wells, optimization. And that’s how we think about the business.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

But, clearly the land positions in all three of those don’t have the same growth potential that the other three do.

Dennis Fong	Q

Okay. Perfect. And then, just kind of carrying on from that, just in terms of from a pro forma entity, prior to – and Kenna was planning to show quite what color robash [ph] production growth over there, over your five year plan and starting to introduce essentially free cash flow towards the end or a very large component of free cash flow towards the end of the five year plan.

How does this transaction going to change, well call it your perception of that, as well as the potential roll out of the split between returning free cash to the shareholders and show casing kind of more immediate production growth on the organic basis after the nation?

A

Yes, so I think you know, with the announcement today we shouldn’t overlook the expanding the buyback to $1.5 billion and increasing the dividend by 25%. So this now is, buyback’s going for the two years in a row in expansion of the dividend which is a real return of capital to shareholders, which is part of our plan.

We also said that anything we would do, whether that’s deploy additional capital in the business or a transaction like this, had to be accretive and I’ve already talked about cash flow per share. We also believe it’s accretive to free cash generation. Clearly, we’re going to work through the details of that, but we have enough confidence today to do – to make this significant expansion of the buyback program and the increase to the dividend.

Dennis Fong	Q

Okay. Thanks.

Operator: Your next question comes from Jeffrey Campbell with Tuohy Brothers. Your line is open.

Jeffrey Campbell	Q

Good morning. And congratulations on the acquisition. I’d like to just ask one question related to the stack scoop.

And I’ll be a contrarian and ask something about ongoing operations. When you take over, once the deal closes, are you going to concentrate immediately on cube development? Or is there going to sort of be an interim period where you get your arms around Newfield’s ongoing projects first?

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Yeah, Jeff. I think through the due diligence process with the Newfield team. We think – and I think they were just about to do the same thing – that they’ve done a lot of work on appraisal, a lot of work on land retention. I think they should be complimented. They did it in a very smart way. And it was ready for development at scale. They’ve discussed this as a row development concept, which isn’t a huge difference with how we approach it with the cube. So we think it’s ready for that stage. They’ve done a lot of work. We’ve looked at that data. We’ve actually been studying the basin for five years, looking at what other operators are doing.

So we think it is ready to do that. But I would say that like still going on in the Permian, as you move to development, you continue to optimize. We do not – we stress this all the time – we do not believe unconventionals or shales are a manufacturing process. We believe it’s an innovative process that you standardize behind the point of innovation. And what that means is you’re constantly learning as you do that. So here for instance, in the stack, it’s not just things like the Meramec, the Osage is attractive here as there’s more in the stack than that. So how we actually move to large-scale development while we continue to unlock upside.

We’ll do that in the same way we’ve been doing that in the Permian and actually in the Montney as well.

Jeffrey Campbell	Q

Okay. Great. Thank you. A simple question. The Graben, Eagle Ford result that you announced in the press release, would this well qualify as a premium location?

A

You talking about the Graben?

Jeffrey Campbell	Q

Yes.

A

Yeah. What we’ve talked about for a while is a lot of our greenfield acreage that remains in our Eagle Ford position sits in the Graben. If you look at its history over the last kind of five years or so, it’s been choppy. Not just for us, but for the industry. It’s got some geologic complexity in there and other things. So we’ve been studying this pretty hard. We’ve now got, I think, three strong wells in the play using our advanced completions. We haven’t yet expanded that acreage into the premium category, but the three wells we’ve drilled this year would qualify for that so we’re working that carefully.

But it’s similar approach to what we used with the Austin Chalk, which is step our way into this carefully to make sure that we don’t drill bad wells. And so we’ve had a measured approach to this, but we are excited about it. We’ve now got three very good wells. There’s a lot of acreage there. We’re not talking about a huge number, but 50 to 100 wells, potentially that could be in the Graben. But we’re not yet ready to move those into the premium quite yet.

Jeffrey Campbell	Q

No, I appreciate the color. I think since you guys continue to emphasize that the Eagle Ford is your best returning play, it’s worth all our while to keep an eye on what you’re doing in the Graben. So thanks for the color.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Yeah. Jeff, and I should just point out, I mean, that business in the third quarter had operating margins of around $45 a barrel. I mean, this is incredible. It is. And our team there’s done a great job.

Jeffrey Campbell	Q

All right. Thank you.

Operator: Your next question comes from Asit Sen with Bank of America Merrill Lynch. Your line is open.

Asit Sen	Q

Thanks. Good morning. I have a couple of quick ones. Doug, you mentioned you’ve been studying this basin for five years. Just wondering, how long have you been looking at the deal? How did it come together? How competitive it was? Anything in those lines.

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. And probably just best thing to do here is say the proxy will be filed shortly and all of that will come out there, so I prefer not to make any real comment on that. But like I said, we study all of North America. We had this best rocks philosophy and the best parts of the best basins. If you go all the way back to our strategy work in 2013, we identified this as a basin that was going to be a premium basin, and we think it’s ready to take off. And it fit well to us, but I also have to say we wouldn’t be doing this today if it wasn’t accretive to the plan we’ve already laid out.

Asit Sen	Q

Great. Thanks. And then on the accretion comment to your five-year plan, just curious, how does that relate to your liquids production CAGER of 20%? And of stand-alone, how comfortable are you with that projection on the five-year basis?

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. We’ll have to update that as we go into next year and I would anticipate we’ll probably hold an investor day not too long after close to talk about those things. But this improves our liquid waiting. This is a liquids-focused asset that’s our focus. We’ll have to work through the numbers, but clearly that’s why we entered this play, is for its high quality liquids potential, particularly oil.

Asit Sen	Q

Great. And last one from me. Doug, you mentioned drilling and completion improvements via cube style approach. And just again, high level, early days, just wondering what your early thoughts are on pad size, potential drilling cycle time, completion cycle time? What do you see as some of the operational risks of implementing that in the new basin?

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

Douglas James Suttles President, Chief Executive Officer & Director, Encana Corp.	A

Yeah. It’s funny. Mike McAllister, the COO, is across from me here and he’s looking quite worried because he thinks I’m probably about to set his targets for 2019. We think is really is ready for this. It’s a little early to say but we do think larger multi-well pads, it’s ripe for it. We think our multi-rig, multi-frack spread approach, which keeps cycle time down and drives additional efficiencies, we think it’s ready for that. And once again, I want to compliment the Newfield team. They were clearly moving in this direction and positioning the business for this around infrastructure and water and other things. So we expect to be able to gain those benefits next year. We think we’ll be able to put that to work and start to see results in the second half.

Asit Sen	Q

Great. Thank you.

Operator: Your next question comes from Jeoffrey Lambujon from Tudor, Pickering, Holt. Your line is open.

Jeoffrey Lambujon	Q

Good morning. Thanks for taking my questions. In the stack, the industry’s really pushed spacing designs quite a bit there and it looks like operators are actually starting to out space. As you look at Newfield’s assets and as you plan your development there, how are you thinking about spacing design? And then, comparing that to what industry has done so far, what’s the opportunity set there to capture better well level efficiency and productivity in terms of URs?

A

Yeah, Jeoff, it’s a great question and I think some people have pointed to maybe inconsistency or choppy results. We actually when we look at the play aren’t surprised by many of those results. We think a lot of it’s tied back to parent/child relationships and spacing and spacing and stacking orientation. So we think it is ripe now after a lot of the appraisal work that’s gone on the last few years to start to do this at scale, and I think you should see us do what we do elsewhere, which is actually develop and pilot new ideas in parallel, including what’s the best spacing and stacking for the play, building off not only the great work Newfield’s done but what others in the industry do.

One of the things we like to talk about in the company a lot is we don’t care where the idea comes from, we just want to put it to work. So if it’s ours or if it’s offset operator’s, we just want to do this in real time. So I think that’s going to evolve but I would expect that you’ll see more consistent results as you go to a cube style development.

Jeoffrey Lambujon	Q

Got it. And then looking at the scoop, Newfield’s got a pretty decent size position there as well, but I guess historically hasn’t been as active in the uphill horizons like the Springer and the Sycamore. Is there much baked in there for inventory now as you guys have kind of looked at the deal or is that something you see as added to inventory over time? It would be just great to get your thoughts on additional horizons there.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Yeah. I think it’s a conservative view of inventory today there, recognizing where the land position is, where the opportunities sit. There’s a reasonable amount of non-operated acreage in here too, which we have to think our way through. But there is real potential down there. As you know, a good Springer well is as good as any well drilled anywhere in North America today. So there is potential there for the future.

Jeoffrey Lambujon	Q

Thank you.

Operator: Your next question comes from Phil Skolnick with Eight Capital. Your line is open.

Phil Skolnick	Q

Thanks. A couple questions. First of all is, is there a break fee and what’s the amount? And also, what amount of vote, percentage-wise, is needed from both sides to get this across the line?

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. I think I just pushed it to the proxy when it gets filed, which would be in the next couple of days. I believe the voting requirements are a majority for our shareholders and two-thirds for theirs.

Phil Skolnick	Q

Okay. Thanks. And the final one is, do you plan to hedge any of the production once this closes?

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. Phil, I’m probably not going to answer that directly because it has some market sensitivity to it. If you look, it’s disclosed in our 3Q, we have a good position built for 2019. They also have a position in 2019. And we think about this as risk management. We’ve looked out across next year and said how much exposure do we have to commodity price. And the way we really think about strategically today is about how to maintain our scale. If commodity price pulled back sharply, I would expect us to pull capital back in parallel with that. But I think we have a good protection for 2019 against that sort of uncertainty.

Phil Skolnick	Q

Okay. Great. Thanks.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

Operator: Your next question comes from Bob Morris with Citi. Your line is open.

Bob Morris	Q

Actually I thought I’d taken myself out of the queue. You’ve pretty much addressed all my questions, so I’ll just leave it at that. Thanks.

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Yeah. Thanks, Bob. I did see your note last night, though. You had the Karnak the Great hat on from Johnny Carson days.

Operator: Your next question comes from Bob Brackett with Bernstein Research. Your line is open.

Bob Brackett	Q

Hey. Are you surprised by the share price reaction to this announcement?

Douglas James Suttles	A
President, Chief Executive Officer & Director, Encana Corp.

Bob, I haven’t even looked. Me, and our board, and our team, and I think the Newfield team believe this is a great opportunity to create real value for shareholders. And I’m pretty convinced shareholders will realize that over time. We think this has got obvious benefits, clear synergies, and fits what we’re good at, and completely consistent with strategy.

Bob Brackett	Q

Okay. If I pivot to something else. If we think about the Duvernay moving from sort of a growth asset into a free cash flow generating asset, what ultimately caused what could be perceived as a lack of success up there? Was it in-basin pricing, or was it a subsurface issue, or something else?

Douglas James Suttles President, Chief Executive Officer & Director, Encana Corp.	A

Yeah. Bob, I wouldn’t characterize it about disappointment. I mean, if you look at that asset it’s very efficient. The returns are good. Margins are about $30 a barrel oil equivalent today. Our team continues to drive efficiency and performance. It’s just got more limited scale. And for us, partly that’s due to the fact that it’s a 50% owned asset. We have a partner there in PetroChina.

But if you look at the history over the last four years or so, we’ve radically reduced costs, we’ve improved well performance. Our program this year, the wells we’ve drilled this year have been coming on over the last month or two are performing very well. This is a quality asset. The play is more active today than it’s ever been in the history of the play. There are more rigs running now than ever before. One of the issues for us is just scale. It just can’t grow to the same size as some of these others.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

Bob Brackett	Q

Okay. That makes sense. Thank you.

A

Thanks, Bob.

Operator: Next question comes from John Herrlin with City General [ph] . Your line is open.

John Herrlin	Q

Again, most things were asked. But you’ve not wanted to disclose much more, given the proxy coming out. But would you at least say if it was a data room?

A

Whether it was a what?

John Herrlin	Q

A data room situation.

A

I think that’s really a question for Newfield. I mean we’ve negotiated this transaction with them, but I’d actually refer you to Newfield.

John Herrlin	Q

Okay. Thank you.

Operator: [Operator Instructions] And we have a question from David Heiken [ph] with Heiken Energy [ph] . Your line is open.

Q

Clearing my throat on that one. As you thought about the acquisition and kind of the overall fit, is there an acceleration plan? And how do you think about the Houston office?

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

A

Yes. On the plan there and how capital will be deployed across the portfolio next year, we’ll be working that hard. And as I’ve mentioned, guide coincident with the close. So give us a little time to work through the details. Because we’re going to be optimizing, if you will, the new company here. And we would expect it to improve upon the business without those assets in it. So we’ll be working through that.

As far as Houston goes, we intend to run Anadarko asset out of Houston. And we think that that’s appropriate. They have a good team here. But we’re very focused on how we do it. We call it a headquarter-less model. We’ll have three locations: Calgary, Denver, and Houston. And actually the work happens where the people are as opposed to the opposite. We do see some strong benefits from combining the two teams, so.

Q

Well, welcome to Houston. Thanks, guys.

A

Yes.

Operator: At this time, we have completed the question-and-answer session and will turn the call back to Mr. Code.

Corey D. Code Vice President, Investor Relations, Encana Corp.

Thank you, operator. That concludes our call for today.

Operator: This concludes today’s conference call. You may now disconnect.

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Encana Corp. (ECA) Q3 2018 Earnings Call	Raw Transcript 01-Nov-2018

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